Mail Stop 4561

December 31, 2007

Young Bae Ku
Chief Executive Officer
Gmarket Inc.
8th Floor, LIG Tower, 649-11
Yeoksam-Dong, Gangnam-Gu
Seoul 135-912, Korea

      Re: Gmarket Inc.
             Form 20-F for Fiscal Year Ended December 31, 2006
             Filed May 8, 2007
             File No. 0-52060

Dear Mr. Ku:

     We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers at the end of this letter.

Form 20-F Filed for the Period Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects

Item 5.A Operating Results, pages 41-51

Results of Operations, pages 47- 51

Revenues, pages 47-48

1.   We note a significant increase, in fiscal 2006, in the amount of total "advertising and other revenues" recognized. Your disclosures should provide sufficient quantifiable information that identifies changes in the specific types of revenues included within this line item. In addition, your disclosures should explain the reasons that revenue from the various sources changed between periods. This information would provide the reader with a more enhanced understanding of the Company's business operations and trends therein as explained in Section III.B of SEC Release No. 33-8350. Tell us what consideration you have given to providing such enhanced disclosures.

Item 18. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, pages F-5 to F-6

Discount Coupons and Stamps, page F-6

2.   Provide us with your detailed analysis regarding the accounting for Gmarket stamps and coupons in accordance with EITF 01-09. In addition, describe to us, in detail, how and when amounts are recorded within the balance sheet reserve account and the income statement for stamps, coupons and stamps converted into coupons.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief